                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2002
                                         ---------------
                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
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[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
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Description of document filed:  AMVESCAP GLOBAL STOCK PLAN SOLD 1,031
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                                ORDINARY SHARES
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AMVESCAP PLC
107558
IMMEDIATE RELEASE  11 SEPTEMBER 2002




In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 10 September 2002 the Trustee of the AMVESCAP Global Stock Plan ("the Plan") sold 1,031 ordinary shares of AMVESCAP PLC at (pounds sterling)3.96 on behalf of a beneficiary of the plan. The Company was notified of the sale on 11 September 2002.

Shares held by the Trust are used in connection with the AMVESCAP Global Stock Plan, which is established to provide deferred share incentive arrangements to selected employees of the AMVESCAP group of companies world-wide. The Directors of the Company are deemed to be considered interested in all of the Shares held by the Trustees.





11 SEPTEMBER 2002

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  11 September, 2002                   By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary